INVESTMENT MANAGEMENT AGREEMENT


         AGREEMENT made this 1st day of November, 1993, by and between BULL & BEAR INCORPORATED, a Maryland corporation (the "Corporation") and BULL & BEAR ADVISERS, INC., a Delaware corporation (the "Investment Manager").

         WHEREAS the Corporation is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company and offers for public sale distinct series of shares of common stock ("Series"), each corresponding to a distinct portfolio; and

         WHEREAS the Corporation desires to retain the Investment Manager to furnish certain investment advisory and portfolio management services to the Corporation and each Series as now exists and as hereafter may be established, and the Investment Manager desires to furnish such services;

         NOW THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed between the parties hereto as follows:

         1. The Corporation hereby employs the Investment Manager to manage the investment and reinvestment of the assets of each Series, including the regular furnishing of advice with respect to the Series' portfolio transactions subject at all times to the control and final direction of the Corporation's Board of Directors, for the period and on the terms set forth in this Agreement. The Investment Manager hereby accepts such employment and agrees during such period to render the services and to assume the obligations herein set forth, for the compensation herein provided. The Investment Manager shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Corporation or any Series in any way, or otherwise be deemed an agent of the Corporation or any Series.


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         2. Each Series  assumes and shall pay all the expenses (or such Series'
proportionate  share of such expenses)  required for the conduct of its business
including,   but  not  limited  to,  salaries  of  administrative  and  clerical personnel, brokerage commissions, taxes, insurance, fees of the transfer agent, custodian, legal counsel and auditors, association fees, costs of filing, printing and mailing proxies, reports and notices to shareholders, preparing, filing and printing the prospectus and statement of additional information, payment of dividends, costs of stock certificates, costs of shareholders meetings, fees of the independent directors, necessary office space rental, all expenses relating to the registration or qualification of shares of the Series under applicable Blue Sky laws and reasonable fees and expenses of counsel in connection with such registration and qualification and such non-recurring expenses as may arise, including, without limitation, actions, suits or proceedings affecting the Corporation or the Series and the legal obligation which the Corporation may have to indemnify its officers and directors with respect thereto.

         3. The Investment Manager may, but shall not be obligated to, pay or provide for the payment of expenses which are primarily intended to result in the sale of a Series' shares or the servicing and maintenance of shareholder accounts, including, without limitation, payments for: advertising, direct mail and promotional expenses; compensation to and expenses, including overhead and telephone and other communication expenses, of the Investment Manager and its affiliates, the Corporation, and selected dealers and their affiliates who engage in or support the distribution of shares or who service shareholder accounts; fulfillment expenses including the costs of printing and distributing prospectuses, statements of additional information, and reports for other than existing shareholders; the costs of preparing, printing and distributing sales literature and advertising materials; and, internal costs incurred by the Investment Manager and its affiliates and allocated to efforts to distribute shares of the Series such as office rent and equipment, employee salaries, employee bonuses and other overhead expenses. Such payments may be for the Investment Manager's own account or may be made on behalf of the Series pursuant to a written plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act.



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         4. If requested by the Corporation's Board of Directors, the Investment
Manager may provide other services to a Series such as, without limitation,  the
functions  of  billing,  accounting,   certain  shareholder  communications  and
services, administering state and Federal registrations, filings and controls and other administrative services. Any services so requested and performed will be for the account of the Series and the costs of the Investment Manager in
rendering  such  services  shall  be  reimbursed  by  the  Series,   subject  to
examination by those directors of the Corporation who are not interested persons of the Investment Manager or any affiliate thereof.

         5. The services of the Investment Manager are not to be deemed exclusive, and the Investment Manager shall be free to render similar services to others in addition to the Corporation and its Series so long as its services hereunder are not impaired thereby.

         6. The Investment Manager shall create and maintain all necessary books and records in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act and the rules thereunder, as the same may be amended from time to time, pertaining to the investment management services performed by it hereunder and not otherwise created and maintained by another party pursuant to a written contract with the Corporation. Where applicable, such records shall be maintained by the Investment Manager for the periods and in the places required by Rule 31a-2 under the 1940 Act. The books and records pertaining to a Series which are in the possession of the Investment Manager shall be the property of the Corporation. The Corporation, or the Corporation's authorized representatives, shall have access to such books and records at all times during the Investment Manager's normal business hours. Upon the reasonable request of the Corporation, copies of any such books and records shall be provided by the Investment Manager to the Corporation or the Corporation's authorized representatives.

         7. A. As compensation for its services provided pursuant to this Agreement, with respect to the Series identified below, the Corporation will pay to the Investment Manager a fee from the assets of the appropriate Series, such fee to be computed daily and paid monthly at the annual rate of such Series' net assets as set forth below:



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               (i)    Bull & Bear Dollar Reserves:

               Up to $250 million of average daily net assets .............0.50%
               From $250 million to $500 million ..........................0.45%
               Over $500 million ..........................................0.40%

               (ii) Bull & Bear U.S. Government Securities Fund:

               Up to $250 million of average daily net assets .............0.70%
               From $250 million to $500 million .........................0.625%
               Over $500 million ..........................................0.50%


               (iii) Bull & Bear Global Income Fund:

               Up to $250 million of average daily net assets .............0.70%
               From $250 million to $500 million .........................0.625%
               Over $500 million ..........................................0.50%


           B. As compensation for its services provided pursuant to this Agreement, with respect to any Series hereafter established, the Corporation will pay to the Investment Manager from the assets of such Series a fee in an amount to be agreed upon in a written fee agreement ("Fee Agreement") executed by the Corporation on behalf of the Series and by the Investment Manager. All such Fee Agreements shall provide that they are subject to all terms and conditions of this Agreement.

           C. The aggregate net assets for a Series each day shall be computed by subtracting the liabilities of the Series from the value of its assets, such amount to be computed as of the calculation of the net asset value per share on each business day.

           D. If this Agreement becomes effective or terminates with respect to a Series before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion


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which  such  period  bears to the full  month in  which  such  effectiveness  or termination occurs.

         8. The Investment Manager shall direct portfolio transactions to broker/dealers for execution on terms and at rates which it believes, in good faith, to be reasonable in view of the overall nature and quality of services provided by a particular broker/dealer, including brokerage and research services and sales of shares of a Series and shares of the other Bull & Bear Funds. The Investment Manager may also allocate portfolio transactions to broker/dealers that remit a portion of their commissions as a credit against Series expenses. With respect to brokerage and research services, the Investment Manager may consider in the selection of broker/dealers brokerage or research provided and payment may be made of a fee higher than that charged by another broker/dealer which does not furnish brokerage or research services or which furnishes brokerage or research services deemed to be of lesser value, so long as the criteria of Section 28(e) of the Securities Exchange Act of 1934, as amended, or other applicable law are met. Although the Investment Manager may direct portfolio transactions without necessarily obtaining the lowest price at which such broker/dealer, or another, may be willing to do business, the Investment Manager shall seek the best value for a Series on each trade that circumstances in the market place permit, including the value inherent in on-going relationships with quality brokers. To the extent any such brokerage or research services may be deemed to be additional compensation to the Investment Manager from the Series, it is authorized by this Agreement. The Investment Manager may place brokerage for a Series through an affiliate of the Investment Manager, provided that: the Series not deal with such affiliate in any transaction in which such affiliate acts as principal; the commissions, fees or other remuneration received by such affiliate be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time; and such brokerage be undertaken in compliance with applicable law. The Investment Manager's fees under this Agreement shall not be reduced by reason of any commissions, fees or other remuneration received by such affiliate from the Series.



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         9.  The  Investment  Manager  shall  waive  all or  part  of its fee or reimburse a Series monthly if and to the extent the aggregate operating expenses of the Series exceed the most restrictive limit imposed by any state in which shares of the Series are qualified for sale. In calculating the limit of operating expenses, all expenses excludable under state regulation or otherwise shall be excluded. If this Agreement is in effect for less than all of a fiscal year, any such limit will be applied proportionately.

         10. Subject to and in accordance with the Articles of Incorporation and By-laws of the Corporation and of the Investment Manager, it is understood that directors, officers, agents and shareholders of the Corporation are or may be interested in the Corporation as directors, officers, shareholders or otherwise, that the Investment Manager is or may be interested in the Corporation as a shareholder or otherwise and that the effect and nature of any such interests shall be governed by law and by the provisions, if any, of said Articles of Incorporation or By-laws.

         11. A. This Agreement shall become effective upon the date hereinabove written provided that, with respect to any Series, this Agreement shall not take effect unless it has first been approved (i) by a vote of a majority of the Directors of the Corporation who are not parties to this Agreement, or interested persons of any such party and (ii) by vote of the holders of a majority of that Series' outstanding voting securities.

               B. Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the above written date. Thereafter, if not terminated, this Agreement shall continue automatically for successive periods of twelve months each, provided that such continuance is specifically approved at least annually (i) by a vote of a majority of the Directors of the Corporation who are not parties to this Agreement, or interested persons of any such party and (ii) by the Board of Directors of the Corporation or with respect to any given Series by the vote of the holders of a majority of the outstanding voting securities of such Series.

               C. This Agreement may be terminated without penalty at any time either by vote of the Board of Directors of the


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Corporation  or by vote of the holders of a majority of the out standing  voting securities of such Series on 60 days' written notice to the Investment Manager, or by the Investment Manager on 60 days' written notice to the Corporation. Termination of this Agreement with respect to any given Series shall in no way affect the continued validity of this Agreement or the performance thereunder with respect to any other Series. This Agreement shall immediately terminate in the event of its assignment.

         12. The Investment Manager shall not be liable to the Corporation or any Series or any shareholder of the Corporation for any error of judgment or mistake of law or for any loss suffered by the Corporation or any Series or the Corporation's shareholders in connection with the matters to which this Agree ment relates, but nothing herein contained shall be construed to protect the Investment Manager against any liability to the Corporation or a Series or the Corporation's shareholders by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under this Agreement.

         13. As used in this Agreement, the terms "interested person," "assignment," and "majority of the outstanding voting securities" shall have the meanings provided therefor in the 1940 Act, and the rules and regulations thereunder.

         14. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject hereof whether oral or written. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

         15. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation promul gated thereunder.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.



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[signatures omitted]


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